

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2014

Via E-mail
Jose Soto
President and Chief Executive Officer
Artesanias Corp.
Monte Oscuro
16th Street, Rio Abajo
Panama, Republic de Panama

  Re: **Artesanias Corp.**
     Amendment No. 1 to Registration Statement on Form S-1
     Filed March 17, 2014
     File No. 333-193736

Dear Mr. Soto:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your response to comment 4 in our letter dated March 4, 2014. Please disclose the net proceeds that you may receive from the offering, after deducting offering expenses, for both the minimum and maximum offering scenarios. In this regard, we note your net offering proceeds disclosure on page 14.

Prospectus Summary, page 4

The Offering, page 5

2. We note your response to comment 8 in our letter dated March 4, 2014 and the related revisions to your disclosure. Please provide additional disclosure regarding the

circumstances in which you would terminate the offering upon achieving the minimum offering. We may have further comment upon reviewing your response.

Use of Proceeds, page 14

3. We reissue comment 11 of our letter dated March 4, 2014. We note that you removed the statement regarding the order of priority in which you plan to utilize the proceeds from this offering. Furthermore, the order of items listed in the Use of Proceeds table conflicts with your Plan of Operation as those phases are described on page 35 of the prospectus. For example, website development is the sixth item listed in the Use of Proceeds table. However, page 35 states that a website is "[y]our first order of business." Please revise your prospectus to reconcile the inconsistencies. If you plan to use the possible proceeds in the order in which they are described in the Plan of Operation section, please state this fact.

Description of Business, page 18

Business Development and Summary, page 18

4. We note your response to comment 15 in our letter dated March 4, 2014. Please revise your filing to include the disclosure that you included in your response letter.

Manufacturing, page 19

5. We note your disclosure in this section that you "have not yet identified any specific products, manufacturers, or suppliers." Please disclose in this section, as you do elsewhere in the prospectus, the fact that your sole officer and director makes products substantially similar to those which you plan to sell, and that there is a possibility that you could purchase such products from Mr. Soto.

Management's Discussion and Plan of Operation, page 34

Results of Operation for the period December 31, 2013 (Inception) to December 31, 2013, page 34

Liquidity and capital resources, page 34

6. We note your removal of the disclosure related to your accountant's going concern opinion. Please restore this disclosure and management's plans in light of such opinion.

7. We reviewed your response to comment 18 in our letter dated March 4, 2014. Please revise your disclosure to clarify, if true, that you expect to experience negative cash flow from operations for the next 12 months but that you anticipate available cash together

with proceeds from this offering to permit you to sustain operations for the next 12 months.

8. We note your revised disclosure in response to comment 18 of our letter dated March 4, 2014. Your projected negative cash flows are predicated on raising the maximum offering amount. Please disclose similar projections for the scenario in which you raise the minimum offering amount.

Exhibits, page 42

9. Please file an updated consent from your independent registered public accounting firm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ta Tanisha Meadows, Staff Accountant, at 202.551.3322 or Robyn Manual, Staff Accountant, at 202.551.3823 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Lisa Kohl, Staff Attorney, at 202.551.3252, or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director

cc: Randall V. Brumbaugh